Exhibit 4: Organizational Structure

HR Ratings
Ownership structure


Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Centro de Ciudad Santa Fe, Delegación Álvaro Obregón, C.P. 01210, Ciudad de México. Tel. +52 (55) 15 00 31 30
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, FL 33134. Tel. +1 (786) 464 0500

@HRRATINGS HR RATINGS WWW.HRRATINGS.COM


Board of Directors
Head of Compliance
Chairman of the Board
Vice Chairman of the Board
CEO
External Financial Advisors
Head of Business Development
Chief Credit and Economic Analysis Officer
Deputy Director of Economic Analysis
Deputy Director of Analysis
Treasury and AP Sr. Executive Director
Human Resources Sr. Executive Director
Business Development Executive Director
Public Finance and Infrastructure Sr. Executive Director
Corporates Sr. Executive Director /ARS
Financial Institutions Sr. Executive Director /ARS
Financial Institutions Sr. Executive Director /ARS
IT Director
BD Director
Public Finance and Sovereign Debt Director
Sustainable Impact Director
Compliance Associate Director
Human Resources Associate Director
IT Associate Director
Operations Associate Director
Treasury and AP Manager
IT Manager
BD Manager
Public Finance and Sovereign Debt Manager
PF Manager
Infrastructure Manager
2 Corporates Manager
Financial Institutions Manager /ARS
IT Sr. Associate
2 EASD Sr. Associate
Metodological Criteria Sr. Associate
Logistics Associate
2 HR Associate
Communication Sr. Analyst
Operations Associate
Public Finance and Sovereign Debt Associate
3 FI Associate
Compliance Sr. Analyst
2 Treasury and AP Sr. Analyst
2 IT Sr. Analyst
3 Operations Sr. Analyst
2 PF Sr. Analyst
3 PF Sr. Analysts
6 Corporates Sr. Analyst
7 FI Sr. Analyst
2 Compliance Analyst 1 Vacancy
Accounting Analyst
2 Treasury and AP Analyst
HR Analyst
2 BD Analyst
Operations Analyst
Editor
PF Analyst
3 PF Analyst 1 Vacancy
1 Vacancy Infrastructure Analyst
Sustainable Impact Analyst
7 Corporates Analyst
3 Corporates Analyst
7 FI Analyst
Methodological Criteria Analyst
C. of the Board Assistant
Receptionist
Analysis and Compliance Directors Assistant
CEO Assistant V. C. of the Board Assistant
Public Finance & Infrastructure Intern
Corporates Intern
Financial Institutions Intern
2 Logistics
3 Cleaning Staff 16 Security Staff Logistics
HR Ratings
Credit Rating Agency